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                                                                    Exhibit 99.1


                              Smartlogik Group plc

                        Further update re. restructuring


London 15 March 2002: Within the Strategic Review update issued on 28 February 2002, Smartlogik Group plc (LSE: SLK: NASDAQ: SLGK), ("Smartlogik" or the "Company") the knowledge products company, undertook to issue a further update to shareholders by the middle of March.

 Restructuring and cost reduction initiatives

The restructuring and cost reduction initiatives referred to in the 28 February announcement, including the reduction in the Company's total headcount by 46%, are complete. The associated one-off costs were in line with previous indications.

 Strategic Review

 The Strategic Review process, as previously described, continues.

 To date the Board has received expressions of interest for certain of the Company's assets albeit at levels that, in the Board's view, will not provide best value for shareholders. At the same time, discussions are continuing with third parties with regard to securing the level of additional funds into the Company that would enable the business to mature to profitability.

 The Board's current view is that, taking into account all the information presently available, securing these additional funds from third parties would provide the best means of maximising shareholder value. The Board therefore, having carefully considered the Company's position, intends to pursue these discussions with a view to securing firm commitments as a basis for re-financing.

 As there is no certainty that these discussions will in fact result in additional financing commitments being secured within an acceptable time period, the Board continues to take measures to extend the short-term cash resources of the Company, including seeking the conclusion of ongoing negotiations regarding certain licensing agreements.

 A further update will be made when appropriate.

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  Enquiries:

Smartlogik Group plc                                               020 7930 6900

Stephen Hill, Chief Executive

Elizabeth Brittain, Head of Marketing

 BDO Stoy Hayward Corporate Finance                                020 7486 5888
Alex White, Partner

Yvonne Beirne, Director

 Hogarth Partnership Ltd                                           020 7357 9477

John Olsen, Partner

Tom Leatherbarrow, Associate Director



This statement contains certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information which has been, or in the future may be, included in reliance on the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 2000 Annual Report and Form 20-F and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.'


END